UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                          _____________________________

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark  One)
[ X ]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF  1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT  OF  1934

                        For the transition period from _________ to ________

                         COMMISSION FILE NUMBER: 1-11675



   A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        TRITON EXPLORATION SERVICES, INC.
                               401(K) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              TRITON ENERGY LIMITED
                                CALEDONIAN HOUSE
                                 JENNETT STREET
                                  P.O. BOX 1043
                            GEORGE TOWN, GRAND CAYMAN
                                 CAYMAN ISLANDS




Required  Information
---------------------

(a)  Financial Statements.

     See "Index to Financial Statements and Supplemental Schedule" on page F-1.

(b)  Exhibit.

The following document is an exhibit to this Form 11-K:

   Exhibit
   Number                             Document
   ------                             --------

   23.1            Consent of PricewaterhouseCoopers LLP, filed herewith.






              TRITON EXPLORATION SERVICES, INC. 401(K) SAVINGS PLAN


                          INDEX TO FINANCIAL STATEMENTS
                            AND SUPPLEMENTAL SCHEDULE





                                                                              Page
                                                                              ----
Financial statements:
 Report of Independent Accountants                                             F-2

 Statements of Net Assets Available for Benefits - December 31, 2000 and 1999  F-3

 Statement of Changes in Net Assets Available for Benefits -Year
  Ended December 31, 2000                                                      F-4

Notes to Financial Statements                                                  F-5

Supplemental schedule:
 Schedule H, Item 4i - Schedule of Assets Held for Investment Purposes
                       at Year End                                             F-8




                    REPORT OF INDEPENDENT ACCOUNTANTS





To  the  Participants  and  Administrator
     of    the  Triton  Exploration  Services,  Inc.  401(k)  Savings  Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Triton Exploration Services, Inc. 401(k) Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes at Year End is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICEWATERHOUSECOOPERS  LLP

Dallas,  Texas
June 18, 2001


                         TRITON EXPLORATION SERVICES, INC.
                               401(K) SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS






                                                            DECEMBER 31,
                                                       ----------------------
                                                          2000        1999
                                                       ----------  ----------
Assets:

Investments, at fair value:
  Triton Energy Limited ordinary shares*               $2,446,440  $2,278,114
  Large capitalization growth stock fund*               2,223,936   2,398,465
  Large capitalization value stock fund*                1,283,386   1,468,314
  International stock fund*                               663,158     916,966
  Bond fund*                                              603,339     232,233
  Mid capitalization growth stock fund*                   546,732         ---
  Money market fund*                                      462,484     447,957
  Small capitalization growth stock fund                  119,748     356,290
  Balanced fund                                            81,834         ---
  Large capitalization blend stock fund                    50,112         ---
                                                       ----------  ----------

     Total investments                                  8,481,169   8,098,339

  Cash                                                     37,313     103,061
  Participant loans                                       134,895     170,577
                                                       ----------  ----------

Net assets available for benefits                      $8,653,377  $8,371,977
                                                       ==========  ==========

* Denotes an investment representing 5% or more of net assets available for benefits at December 31, 2000.










See accompanying notes to financial statements.




                         TRITON EXPLORATION SERVICES, INC.
                               401(K) SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS





                                                                             YEAR ENDED
                                                                             DECEMBER 31,
                                                                                 2000
                                                                             ------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation) in fair value of investments:

      Common stock                                                           $ 1,180,241
      Mutual funds                                                            (1,097,694)
    Dividends                                                                    189,468
    Interest                                                                      25,352
                                                                             ------------
                                                                                 297,367
                                                                             ------------

  Contributions:
    Participant                                                                  638,148
    Employer                                                                     454,440
                                                                             ------------
                                                                               1,092,588
                                                                             ------------

    Total additions                                                            1,389,955
                                                                             ------------

Deductions  from  net  assets  attributed  to:

  Benefits paid to participants                                                1,108,555
                                                                             ------------

    Net increase                                                                 281,400

Net assets available for benefits:
  Beginning of year                                                            8,371,977
                                                                             ------------

  End of year                                                                $ 8,653,377
                                                                             ============












                 See accompanying notes to financial statements.




                        TRITON EXPLORATION SERVICES, INC.
                               401(K) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION  OF  THE  PLAN

The following description of the Triton Exploration Services, Inc. 40l(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all employees of Triton Exploration Services, Inc. (the "Company") and employees of affiliated companies adopting the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan covers all employee classifications except leased employees, independent contractors, temporary employees, interns and members of a legally recognized collective bargaining unit who are not expressly granted permission to participate. Effective January 1, 2000, employees are automatically eligible to participate on their employment date. Prior to January 1, 2000, employees were automatically eligible to participate on January 1st, April 1st, July 1st or October 1st which coincided with or next followed an employee's employment commencement date.

The Plan is administered by an administrative committee appointed by the Board of Directors of the Company. Effective June 1, 2000, the Plan's trustee, who holds the Plan's investments and administers the trust fund, changed from Smith Barney Corporate Trust Company to Charles Schwab Trust Company. Accordingly, the Plan's investment funds under the old trustee were converted into investment funds with similar objectives available through the new trustee. In addition, three new investment options have been added which include a balanced fund, a large capitalization blend stock fund and a mid capitalization growth stock fund.

PLAN  PARTICIPATION  AND  WITHDRAWALS

Effective June 1, 2000, the maximum contribution a participant may elect increased from 12% to 15% of his/her compensation subject to the annual deferral limit. The Company contributes an amount equal to a participant's contribution, limited to a maximum of six percent of the participant's base pay.

Participating employees receive a lump sum payment of all vested contributions upon retirement, disability, death or termination. Also, participating employees may make a hardship withdrawal from their participant accounts, rollover accounts and their vested employer contributed accounts.

VESTED  INTEREST  IN  PLAN  EQUITY

Plan participants are vested at all times in their employee contributed accounts. Vesting of employer contributions to a participant's account occurs at a rate of 20% per year, with full vesting achieved upon five years of service. In the event of retirement, death or disability, the participant immediately becomes fully vested.

Net assets available for benefits at December 31, 2000 and 1999 included vested amounts of $1,312,511 and $697,719, respectively, attributable to separated employees.

FORFEITURES

A participant forfeits any non-vested employer contributions upon termination of employment for reasons other than retirement, death or disability. Forfeitures are utilized to reduce the Company's matching contributions. Forfeitures were $25,350 for 2000 and $28,927 for 1999.

PARTICIPANT  LOANS

A participant may obtain a loan from all of his/her accounts. The maximum amount that can be borrowed is equal to 50% of the participant's vested account balance up to a maximum of $50,000. Participants may borrow general purpose loans with payment terms up to five years and primary residence loans with payment terms up to 15 years.

Loans outstanding aggregated $134,895 and $170,577 at December 31, 2000 and 1999, respectively, and bear interest at prime (9.5% at December 31, 2000) plus two percent.

2.  ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting. The trustee holds and manages the funds and distributes cash and stock to the Plan participants.

VALUATION  OF  INVESTMENTS

Investments are valued at current value based on quoted market prices except for loans which are valued at cost which approximates fair value. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

THE  USE  OF  ESTIMATES  IN  PREPARING  FINANCIAL  STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the
reporting  period.    Actual  results  could  differ  from  those  estimates.

EXPENSES

Costs and expenses incurred in administering the Plan, excluding certain fees and expenses of the trustee and investment manager, are borne by the Company.

RECLASSIFICATIONS

Certain previously reported financial information has been reclassified to conform to the current period's presentation.

3.  RELATED-PARTY  TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Charles Schwab Trust Company. Charles Schwab Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

4.  PLAN  TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated or partially terminated, employer contributions are discontinued, or a subsidiary of the Company terminates its participation in the Plan, the affected participants' employer contributed accounts will become fully vested.

5.  INCOME  TAX  STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 5, 1994, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and is therefore exempt from taxes. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


                        TRITON EXPLORATION SERVICES, INC.
                               401(K) SAVINGS PLAN
          SCHEDULE H, ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT
                              PURPOSES AT YEAR END

                        INVESTMENTS AT DECEMBER 31, 2000




IDENTITY OF ISSUE, BORROWER, LESSOR OR SIMILAR PARTY                  NUMBER OF              CURRENT
DESCRIPTION OF INVESTMENT                                              SHARES                VALUE     (a)
-------------------------------------------------------------------   ---------             ----------

TRITON STOCK FUND (b)
-------------------------------------------------------------------
Triton Energy Limited ordinary shares                                  81,548               $2,446,440
                                                                                            ==========

LARGE CAPITALIZATION GROWTH STOCK FUND
-------------------------------------------------------------------
Janus Growth and Income Fund                                           62,912               $2,223,936
                                                                                            ==========

LARGE CAPITALIZATION VALUE STOCK FUND
-------------------------------------------------------------------
American Century Income Fund                                           42,510               $1,283,386
                                                                                            ==========

INTERNATIONAL STOCK FUND
-------------------------------------------------------------------
Deutsche International Fund                                            26,201               $  663,158
                                                                                            ==========

BOND FUND
-------------------------------------------------------------------
Strong Government Securities Fund                                      56,972               $  603,339
                                                                                            ==========

MID CAPITALIZATION GROWTH STOCK FUND
-------------------------------------------------------------------
Invesco Dynamics Fund                                                  23,001               $  546,732
                                                                                            ==========

MONEY MARKET FUND (b)
-------------------------------------------------------------------
Schwab Institutional Advantage Money Market Fund                       462,484              $  462,484
                                                                                            ==========

SMALL CAPITALIZATION GROWTH STOCK FUND
-------------------------------------------------------------------
Managers Special Equity Fund                                            1,559               $  119,748
                                                                                            ==========

BALANCED FUND
-------------------------------------------------------------------
Invesco Value Trust Total Return Fund                                   3,096               $   81,834
                                                                                            ==========

LARGE CAPITALIZATION BLEND STOCK FUND (b)
-------------------------------------------------------------------
Schwab S&P 500 Investors Shares                                         2,465               $   50,112
                                                                                            ==========

CASH
-------------------------------------------------------------------
Non-Interest Bearing Account                                                                $   37,313
                                                                                            ==========

PARTICIPANT LOANS
-------------------------------------------------------------------
Participant Notes Receivable                                     Due September 15, 2001
                                                                        through
                                                                  September 30, 2010 at
                                                                       8% - 11.5%           $  134,895
                                                                                            ==========

(a)  Current value represents closing prices at December 31, 2000.
(b)  Party-in-interest





                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    TRITON EXPLORATION SERVICES, INC.
                                    401(k) Savings Plan



Date:  June 18, 2001                /s/W. Greg Dunlevy
                                    -------------------------
                                      W. Greg Dunlevy
                                         Senior Vice President and
                                          Chief Financial Officer



                                  EXHIBIT INDEX




The  following  document  is  an  exhibit  to  this  Form  11-K:


Exhibit
Number                     Document
-------                    --------

23.1             Consent of PricewaterhouseCoopers LLP, filed herewith.